Exhibit 99.1

New Gold Announces 2014 Second Quarter Results
Delivers Record First Half Cash Flow

(All figures are in US dollars unless otherwise indicated)

July 31, 2014 – New Gold Inc. (“New Gold”) (TSX:NGD) and (NYSE MKT:NGD) today announces its second quarter 2014 operational and financial results. The company produced 89,460 ounces of gold at all-in sustaining costs(1) of $745 per ounce, which led to $59 million, or $0.12 per share, in net cash generated from operations.

Second Quarter 2014 Highlights

•	All-in sustaining costs(1) of $745 per ounce decreased by $186 per ounce compared to the second quarter of 2013 driven by lower total cash costs(2)
	o	Record-low total cash costs(2) of $251 per ounce were down $179 per ounce from $430 per ounce in the prior-year quarter
•	All-in sustaining cost margin of $559 per ounce and total cash cost margin of $1,053 per ounce
•	Gold production of 89,460 ounces coupled with copper production of 25.5 million pounds
•	Adjusted net earnings(3) of $8 million, or $0.02 per share, compared to $4 million, or $0.01 per share, in the prior-year quarter
•	Net cash generated from operations per share increased by 33% to $0.12 per share, or $59 million, from $0.09 per share, or $43 million, in the second quarter of 2013
•	$414 million in cash and cash equivalents at June 30, 2014
•
The company reiterates its 2014 guidance of 380,000 to 420,000 ounces of gold production at all-in sustaining costs(1) of $815 to $835 per ounce, including total cash costs(2) of $320 to $340 per ounce

•	Rainy River – all key long lead time items have been ordered and detailed engineering is progressing; project continues on schedule with targeted first production in late 2016

“We are proud that our second quarter results further establish our low-cost position which, together with our steady production, once again resulted in strong cash flow generation,” stated Randall Oliphant, Executive Chairman. “We are particularly excited that after achieving such solid performance in the first half of 2014, the second half of the year, and particularly the fourth quarter, should deliver marked increases in gold production and cash flow.”

“Beyond the performance of our producing mines, we also made important progress at both our Rainy River and Blackwater projects. At Rainy River, we continued to successfully lock in long lead time equipment on favourable terms while we also steadily advanced the detailed engineering. At the same time, at Blackwater we have now submitted the final environmental assessment report to advance the permitting process,” added Mr. Oliphant.

Gold Production

Consolidated gold production during the quarter was similar to the first quarter of 2014 and in line with New Gold’s quarterly production targets for 2014. Consistent with expectations, production was below that of the prior-year quarter due to mine sequencing. As outlined in the company’s February 6, 2014 guidance, New Gold’s consolidated gold production is scheduled to increase significantly in the second half of 2014 and particularly in the fourth quarter, benefitting from the expected combination of continued strong performances at New Afton and the Peak Mines and increased ore tonnes being placed on the heap leach pads at both Mesquite and Cerro San Pedro.

New Afton – Gold production increased by 21% when compared to the second quarter of 2013 and remained consistent with the record-setting first quarter of 2014. During the quarter, average daily throughput was approximately 12,750 tonnes, the gold grade processed was 0.83 grams per tonne and gold recovery was 85%. All of these key production variables increased when compared to the prior-year quarter. For the six-month period ended June 30, 2014, gold production increased by 46% compared to the prior-year period as the mine continued its strong performance with increased throughput, higher grade and consistent recovery.

Mesquite – Consistent with Mesquite’s mine plan, which was scheduled to include increased waste stripping in the first half of the year, second quarter production was below that of the prior-year quarter. Mesquite’s quarterly production was impacted by a combination of the lag effect of less tonnes of ore being placed on the leach pad in the first quarter of 2014 relative to the first quarter of 2013 and over 40% of the second quarter ore tonnes being placed in June, which, due to the timing of recoveries, primarily benefits production in future periods. The combination of a 61% increase in ore tonnes placed on the leach pad in the second quarter over the first quarter of 2014 and further increases in ore tonnes placed coupled with higher grades in July should result in increased production at Mesquite in the coming quarters. For the six-month period ended June 30, 2014, gold production was below that of the prior year due to a planned 30% decrease in ore tonnes placed which was partially offset by an 18% increase in gold grade.

Peak Mines – Gold production increased by 13% when compared to the prior-year quarter due to an increase in gold grade. As stated in the company’s 2014 first quarter results announcement, average gold grades are expected to be higher through the balance of the year, and accordingly the average gold grade in the second quarter was 4.7 grams per tonne, up from 3.5 grams per tonne in the first quarter and 4.0 grams per tonne in the second quarter of 2013. For the six-month period ended June 30, 2014, gold production was consistent with the prior year as throughput, grade and recovery all remained comparable.

Cerro San Pedro – Quarterly production at Cerro San Pedro remained consistent with the first quarter, however, was below that of the prior-year quarter as Cerro San Pedro’s mining activity in the first half of 2014 was primarily focused on waste stripping. Cerro San Pedro’s second quarter production was in line with the company’s plans and when compared to the same period of the prior year, fewer ore tonnes were placed on the leach pad resulting in lower production. During the six-month period ended June 30, 2014, due to the focus on waste stripping, 3.0 million tonnes of ore were placed on the pad compared to 7.9 million tonnes in the same period of the prior year. The impact to production of the lower ore tonnes was partially offset by higher recoveries stemming from increased process solution flow and the implementation of side-slope leaching.

Copper Production

Copper production was 18% higher than the second quarter of 2013 as a result of increased production at both New Afton and the Peak Mines. New Afton’s copper production during the quarter increased by 12% through a combination of higher throughput and grade, which was partially offset by a slight reduction in recovery stemming from the higher throughput. Production at the Peak Mines increased by over 50%, benefitting from higher copper grade and increased recovery. For the six-month period ended June 30, 2014, consolidated copper production increased by 36% to 51.4 million pounds when compared to the same period of 2013 for reasons consistent with those noted above regarding the second quarter.

Silver Production

Silver production in both the second quarter and first six months of 2014 was below that of the same periods of the prior year with lower production at Cerro San Pedro being partially offset by increases in silver production at New Afton and the Peak Mines.

All-in Sustaining Costs(1) and Total Cash Costs(2)

On a consolidated basis, New Gold’s all-in sustaining costs(1) and total cash costs(2) continue to position the company as one of the lowest cost producers in the industry. All-in sustaining costs(1) of $745 per ounce were $186 per ounce lower than the same quarter of the prior year. The primary driver of this was New Gold’s total cash costs(2), which form a component of all-in sustaining costs(1), being a record-low of $251 per ounce, representing a $179 per ounce decrease from the prior-year quarter. For the six-month period ended June 30, 2014, New Gold’s all-in sustaining costs(1) of $707 per ounce and total cash costs(2) of $253 per ounce were both significantly below the equivalent costs in the same period of the prior year.

New Afton – All-in sustaining costs(1) and total cash costs(2) were well below the second quarter of 2013 as a result of the mine’s strong operating performance, which led to increased gold and copper production, as well as the 7% depreciation of the Canadian dollar relative to the U.S. dollar. Consistent with the first quarter of 2014, the mine’s Canadian dollar operating costs, including mining, processing and general and administrative costs, were below C$20 per tonne.

Sustaining capital expenditures at New Afton of $14 million during the second quarter were consistent with those of the prior-year quarter, however, the increase in gold sales volumes resulted in lower sustaining capital per ounce which also contributed to the decrease in all-in sustaining costs(1).

New Afton’s quarterly co-product cash costs(2) decreased to $442 per ounce of gold and $1.02 per pound of copper from $468 per ounce of gold and $1.23 per pound of copper in the same period of the prior year. The mine’s co-product all-in sustaining costs(1) also decreased to $643 per ounce of gold and $1.48 per pound of copper from $669 per ounce of gold and $1.76 per pound of copper in the second quarter of 2013.

The combination of the mine’s continued strong performance and lower sustaining capital expenditures also resulted in lower all-in sustaining costs(1) and total cash costs(2), on both a by-product and co-product basis, during the six- month period ended June 30, 2014 relative to the same period of the prior year.

Mesquite – Total cash costs(2) at Mesquite were slightly above the prior-year quarter due to lower gold sales volumes. Mesquite had $4 million of sustaining capital expenditures and $2 million of expensed exploration during the quarter compared to $10 million and $1 million in the second quarter of 2013. However, as a result of the lower gold sales volumes, sustaining capital per ounce remained similar to the prior-year quarter which led to consistent all-in sustaining costs(1). For the six-month period ended June 30, 2014, Mesquite’s all-in sustaining costs(1) and total cash costs(2) also remained similar to the prior-year period.

Peak Mines – All-in sustaining costs(1) and total cash costs(2) at the Peak Mines both decreased significantly when compared to the prior-year quarter. Total cash costs(2) in the second quarter were $321 per ounce lower than the prior year having benefitted from a combination of $6 million, or $210 per ounce, of additional copper by-product revenue, the 7% depreciation of the Australian dollar relative to the U.S. dollar and continued productivity improvements. Sustaining capital expenditures at the Peak Mines during the quarter were also lower than the prior-year quarter resulting in an even more significant decrease in all-in sustaining costs(1). For the six-month period ended June 30, 2014, costs were also well below the prior-year period for reasons consistent with those noted above for the second quarter.

Cerro San Pedro – Costs at Cerro San Pedro during the quarter were impacted by a combination of lower gold sales volumes, increased reagent costs to drive higher gold and silver recoveries and lower silver by-product revenue. Sustaining capital expenditures at Cerro San Pedro remained similar to the second quarter of 2013, however, due to lower gold sales volumes, sustaining capital per ounce increased which impacted all-in sustaining costs(1) during the quarter. For the six-month period ended June 30, 2014, all-in sustaining costs(1) and  total cash costs(2) were also higher than the prior-year period for reasons consistent with those noted above for the second quarter.

“Our four operations have combined to provide us with a very solid first half of 2014,” stated Robert Gallagher, President and Chief Executive Officer. “All of our mines have performed in line with our expectations and it is rewarding that Mesquite and Cerro San Pedro are now moving into their scheduled higher production quarters of the year, which should help drive a strong finish to the year.”

Revenues during the second quarter of 2014 remained consistent with the prior-year quarter as increased copper sales volumes offset planned lower gold sales volumes. The average realized commodity prices remained consistent with the second quarter of 2013 with the average realized gold and copper prices up slightly and silver down marginally. For the six-month period ended June 30, 2014, revenues also remained similar to the prior-year period as increased copper sales volumes, primarily driven by New Afton, largely offset the combination of lower gold sales volumes and lower average realized prices for gold, copper and silver.

New Gold’s operating margin(4) increased by 6%, or $5 million, in the second quarter despite slightly lower revenues. The company generated the higher margin by reducing its operating expenses by $10 million when compared to the prior-year quarter. The decrease in operating expenses was primarily driven by the depreciation of the Canadian and Australian dollars and Mexican peso relative to the U.S. dollar as well as continued operational efficiency improvements at the company’s mines. For the six-month period ended June 30, 2014, the company’s operating margin(4) remained consistent with the prior-year period as lower operating expenses offset the decrease in revenues. All four of the company’s operations generated positive operating margins(4) in the first half of 2014, with New Afton continuing to be the most significant contributor.

The company generated adjusted net earnings(3) of $8 million, or $0.02 per share, doubling the adjusted net earnings(3) of the prior-year quarter. The increase in adjusted net earnings(3) was driven by a combination of lower exploration expenditures and lower finance costs.  Reported net earnings in the second quarter were $16 million, or $0.03 per share, remaining consistent with the second quarter of 2013. Second quarter adjusted net earnings(3) were adjusted for a $16 million pre-tax foreign exchange gain which was partially offset by the combination of a $7 million pre-tax loss on the mark to market of the company’s share purchase warrants and a $7 million pre-tax non-cash accounting charge to revenue as the loss incurred on the monetization of the company’s legacy hedge position in May of 2013 is realized into income over the original term of the hedge contract.  For the six-month period ended June 30, 2014, adjusted net earnings(3) remained consistent with the same period of the prior year.

New Gold’s second quarter net cash generated from operations increased by 37%, or $16 million, to $59 million when compared to adjusted net cash generated from operations(5) in the second quarter of 2013. The prior-year quarter included an adjustment for a $66 million charge related to the settlement of the company’s legacy gold hedge position. The increase in net cash generated from operations when compared to the prior-year quarter was driven by a combination of the above-noted $5 million increase in operating margin(4), an $8 million decrease in exploration costs and a $15 million decrease in cash taxes as a higher proportion of the company’s profits are generated by New Afton in Canada where New Gold has built up a substantial tax basis that results in lower Canadian cash taxes. These drivers of increased cash flow were partially offset by an $8 million increase in use of working capital which included $6 million in tax receivables at Cerro San Pedro. For the six-month period ended June 30, 2014, net cash generated from operations increased by 38%, or $39 million, to $141 million when compared to adjusted net cash generated from operations(5) in the prior-year period, despite lower commodity prices.

Projects Overview
New Afton Mill Expansion

New Gold made significant progress on the New Afton mill expansion project during the second quarter. The project team and AMEC Americas Limited (“AMEC”), the company’s EPCM partner, completed over 50% of the detailed engineering for the expansion including the finalization of the plant layout and equipment requirements. At the same time, early construction works, including relocation of water pipelines inside and outside of the mill building, were completed. All of the long lead time equipment has been ordered and the bulk excavation for the tertiary grinding building, located immediately adjacent to the current mill building, has commenced.

The expansion project remains on schedule and New Gold looks forward to benefitting from the combination of the targeted increase in throughput to 14,000 tonnes per day and higher gold and copper recoveries beginning in mid-2015. The project also remains on budget with a total capital estimate of $45 million, the majority of which is scheduled to be spent in 2014.

Rainy River

At New Gold’s Rainy River project, located in northwestern Ontario, after completing the feasibility study during the first quarter of 2014, the procurement of long lead time items was further advanced while engineering, permitting and exploration also all continued apace.

Through June 30, 2014, C$180 million of capital purchase commitments have been made which primarily consist of the initial mining fleet as well as the milling equipment. With relatively limited development activity currently taking place in the industry, New Gold continues to benefit both in terms of competitive pricing dynamics for equipment and access to high quality project development personnel. The cost of expenditures and commitments made to date has been in line with, or below, those estimated in the January 2014 Feasibility Study. Capital expenditures during the second quarter were $15 million and for the six-month period ended June 30, 2014, capital expenditures were $24 million.

The company continues to target first production from Rainy River late in 2016 with a full year of production anticipated in 2017. Once in full production, the 21,000 tonne per day, combined open pit-underground operation is scheduled to produce an average of 325,000 ounces of gold per year at all-in sustaining costs(1) of $736 per ounce over the first nine years of the project’s life assuming a 0.95 US$/C$ exchange rate. At this exchange rate assumption, the project development costs are estimated to be $885 million. As approximately 70% of the development costs, and an even greater percentage of the operating costs, are estimated to be Canadian dollar denominated, the depreciation of the Canadian dollar relative to the U.S. dollar benefits both of these costs which, in turn, further strengthens the project economics.

Rainy River – Second Quarter 2014 Highlights

Engineering
•	In conjunction with AMEC, the company’s EPCM partner, project development activities continued on schedule
	o	Established project controls and project management plan
	o	Completed basic engineering phase including finalizing process flow sheets and building layouts
	o	Commenced detailed engineering phase
Permitting and environment
•	Continued working closely with Provincial and Federal regulatory authorities to advance project permitting process
•	Per the permitting timelines, the company anticipates release of Provincial and Federal Final Environmental Assessment review reports during the third quarter of 2014
Exploration
•	Positive preliminary assay results support potential for additional underground resources both west of planned open pit and southeast of Intrepid deposit
	o	Additional drilling for these areas planned in third quarter of 2014

The Rainy River project enhances New Gold’s growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and exciting regional exploration potential in a great mining jurisdiction. The company looks forward to providing further updates on the advancement of Rainy River through the remainder of 2014.

Blackwater

The company’s Blackwater project is located in south-central British Columbia. Once in production, Blackwater is scheduled to produce an average of 485,000 ounces of gold per year at all-in sustaining costs(1) of $685 per ounce over the first nine years of the project’s life assuming a 0.95 US$/C$ exchange rate. At this exchange rate assumption, the project development costs are estimated to be $1,865 million. Consistent with Rainy River, any depreciation of the Canadian dollar relative to the U.S. dollar benefits both Blackwater’s development and operating costs as well as the project economics.

As previously disclosed, New Gold’s focus in 2014 is to advance the project through the permitting phase as the company views the potential of having Blackwater fully permitted as further enhancing the value of the project.

Blackwater – Second Quarter 2014 Highlights

Permitting and environment
•	Completed draft Environmental Assessment report and filed with key stakeholders and regulators in early July 2014
•	Continued discussions on Environmental Assessment cooperation and Participation Agreements for construction and operation of the project with neighbouring First Nations
•	Continued key engineering studies for components such as the transmission line, the tailings storage facility and water management in order to support the broader permitting effort
Exploration
•	2014 field program initiated late in second quarter with focus on six priority areas
•	Specific drill targets confirmed through a combination of surface mapping, sampling and geophysical surveys
•	Targeting completion of 10,000 to 15,000 metres of drilling with two to three drills in 2014

In the current commodity price environment, New Gold plans to sequence the development of its projects with the near-term focus being on the advancement of the lower capital cost Rainy River project. Thereafter, the timing of Blackwater’s development will be driven by prevailing market conditions over the coming years. When New Gold has obtained the requisite permits for both projects, the company believes it will be best positioned to maximize its flexibility with respect to any future development decisions.

Capital expenditures during the second quarter were $3 million and for the six-month period ended June 30, 2014, capital expenditures were $8 million.

El Morro

New Gold’s share of the El Morro project provides the company with a 30% fully-carried interest in an advanced stage, world-class copper-gold project in north-central Chile. Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's full 30% share of capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

On April 28, 2014, the Copiapo Court of Appeals lifted the injunction which had temporarily suspended construction activity and development works at the El Morro project. The injunction was originally granted in November 2013 based on constitutional actions filed by certain local communities and groups. After evaluating the constitutional actions, the Copiapo Court of Appeals declared that there were no grounds on which to accept the actions and they were rejected resulting in the injunction being lifted. On July 15, 2014, the same constitutional actions were heard by the Supreme Court of Chile and the decision of the court on this matter is expected in the third quarter of 2014.

Financial Update

At June 30, 2014, New Gold’s cash and cash equivalents were $414 million. In addition, on July 17, 2014, New Gold received a C$23 million payment from the Canada Revenue Agency related to the company’s claim for its 2012 British Columbia Mineral Exploration Tax Credit. At the end of the quarter the face value of the company’s long-term debt was $886 million (book value – $871 million). The components of the long-term debt are: $300 million of 7.00% face value senior unsecured notes due in April 2020; $500 million of 6.25% face value senior unsecured notes due in November 2022; and $86 million in El Morro funding loans, repayable out of a portion of New Gold’s share of El Morro cash flow upon the start of production. The company had approximately 504 million common shares outstanding as at June 30, 2014.

2014 Guidance Reiterated

New Gold is very pleased to reiterate its 2014 guidance for both production and costs.

With a planned stronger second half of 2014, the company’s consolidated gold production target continues to be 380,000 to 420,000 ounces. Importantly, all four of the company’s operations remain on track to deliver on their original gold production guidance. Further, with the strong performance of New Afton and the Peak Mines, consolidated copper production is also on schedule to be in line with the guidance range of 92 to 100 million pounds and has the potential to reach the high end of this range. Consolidated silver production is also expected to achieve guidance of 1.35 to 1.75 million ounces.

Based on the performance of the company’s four operations through the first half of 2014, and New Gold’s quarterly plans for the second half of the year, the guidance for all-in sustaining costs(1) remains at $815 to $835 per ounce, including total cash costs(2) of $320 to $340 per ounce. Overall, the negative impact of the appreciation of the Canadian and Australian dollars relative to the company’s guidance assumptions as well as lower than assumed copper prices has been offset by a combination of higher copper production and increased operational efficiencies. Looking forward to the final two quarters of 2014, approximately 45% of the company’s second half production is expected in the third quarter, with the balance in the fourth quarter which is expected to be the company’s strongest of the year. All-in sustaining costs(1) at the four operations are expected to remain relatively consistent in the final two quarters of the year as the increase in the gold production base is expected to offset increased sustaining capital expenditures. At Mesquite, four new trucks, which represent approximately $14 million of the mine’s 2014 sustaining capital budget, were purchased in July which will result in elevated all-in sustaining costs(1) at Mesquite during the third quarter.

Webcast and Conference Call

A webcast and conference call to discuss these results will be held on Thursday, July 31, 2014, at 10:30 a.m. Eastern time. A live audio webcast will be available at www.newgold.com. Participants may also join the conference by calling 1-647-427-7450 or toll-free 1-888-231-8191 in North America. To listen to a recorded playback of the call, please call 1-416-849-0833 or toll-free 1-855-859-2056 in North America - Passcode 73072681. The archived webcast will also be available at www.newgold.com.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold’s objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for production, total cash costs and all-in sustaining costs; the results of the Rainy River Feasibility Study, including the expected production, costs, grades, NPV, IRR and payback period; planned activities for 2014 at each of the company’s projects; the timing of permitting activities and environmental assessment processes; and targeted throughput increase at New Afton, targeted timing for commissioning and full production related to the New Afton mill expansion, Rainy River and sequencing of Blackwater.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding our forward-looking statements are discussed in this news release, New Gold’s MD&As, its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no signification disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) permitting and arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold’s current expectations; (8) all environmental approvals (including the environmental assessment process for the Blackwater and Rainy River projects), required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; and (9) the results of the feasibility studies for the Rainy River and Blackwater projects being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Blackwater and Rainy River projects; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where the courts have temporarily suspended the approval of the environmental permit for El Morro; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties with respect to obtaining all necessary surface and other land use rights or tenure for Rainy River; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment processes for Blackwater and Rainy River. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is an AIPG Certified Professional Geologist and a “Qualified Person” under National Instrument 43-101.

Non-GAAP Measures

(1) ALL-IN SUSTAINING COSTS

Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines “all-in sustaining costs” per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the company in assessing the company’s operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of cash flow from operations under GAAP or operating costs presented under GAAP. Further details regarding all-in sustaining costs and a reconciliation to the nearest GAAP measures are provided in our MD&As accompanying our financial statements filed from time to time on www.sedar.com.

(2) TOTAL CASH COSTS

“Total cash costs” per ounce figures are non-GAAP measures which are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company’s ability to generate liquidity through operating cash flow and that this measure, along with sales, is considered to be a key indicator of the company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. These measures, along with sales, are considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of cash flow from operations under GAAP or operating costs presented under GAAP. Further details regarding total cash costs and a reconciliation to the nearest GAAP measures are provided in our MD&As accompanying our financial statements filed from time to time on www.sedar.com.

New Gold 2014 Second Quarter Total Cash Costs and All-in Sustaining Costs Reconciliation	Three months ended	June 30,	Six months ended	June 30,
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
Operating expenses from continuing operations	**$95.3**	$105.6	**$193.8**	$211.7
Treatment and refining charges on concentrate sales	**8.7**	6.8	**17.5**	14.1
Adjustments[1]	**0.5**	(0.3)	**0.4**	(0.7)
Total cash costs before by-product revenue	**104.5**	112.1	**211.7**	225.1
By-product copper and silver sales	**(83.2)**	(69.9)	**(166.5)**	(136.8)
Total cash costs net of by-product revenue	**21.3**	42.2	**45.2**	88.3
Ounces of gold sold	**84,736**	98,037	**178,788**	193,218
Total cash cost per gold ounce sold ($/ounce)	**$251**	$430	**$253**	$457
Total cash cost per gold ounce sold - co-product basis ($/ounce)[2]	**$682**	$713	**$670**	$754
Total cash costs net of by-product revenue	**21.3**	42.2	**45.2**	88.3
Sustaining capital expenditures	**26.5**	36.1	**54.1**	81.2
Sustaining exploration - expensed and capitalized	**4.2**	3.7	**6.3**	6.6
Corporate G&A including share-based compensation[3]	**9.9**	8.9	**18.3**	18.4
Reclamation expenses	**1.3**	0.4	**2.6**	0.7
Total all-in sustaining costs	**63.2**	91.3	**126.5**	195.2
All-in sustaining costs per gold ounce sold ($/ounce)	**$745**	$931	**$707**	$1,010
All-in sustaining costs per gold ounce sold - co-product basis ($/ounce)[2]	**$974**	$1,032	**$935**	$1,115

1. Adjustments include non-cash items related to royalties and asset retirement obligations.

2. Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportion the cash costs to each metal produced on a percentage of revenue basis.

3. Represents the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

(3) ADJUSTED NET EARNINGS

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures. Net earnings have been adjusted and tax affected for the group of costs in “Other gains and losses” on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings from continuing operations. The company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses. Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized definition under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

(4) OPERATING MARGIN

“Operating margin” is a non-GAAP financial measure with no standard meaning under GAAP, which management uses to further evaluate the company’s results of operations in each reporting period. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

(5) ADJUSTED NET CASH GENERATED FROM OPERATIONS

“Adjusted net cash generated from operations” is a non-GAAP financial measure. Net cash generated from operations has been adjusted for a one-time charge incurred in the second quarter of 2013 related to the settlement of the company’s legacy gold hedge position. The company believes the presentation of adjusted net cash generated from operations enables investors and analysts to better understand the underlying operating performance of our core mining business. Adjusted net cash generated from operations is intended to provide additional information only and does not have any standardized meaning under IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended June 30		Six months ended June 30	
	$	$	$	$
(In millions of U.S. dollars)	2014	2013	2014	2013
Operating activities				
Net (loss) earnings	**16.2**	15.0	**14.4**	51.3
Adjustments for:				
Realized losses on gold contracts	**6.9**	3.9	**13.7**	1.2
Realized and unrealized foreign exchange losses (gains)	**(15.8)**	12.9	**3.0**	18.5
Unrealized losses (gains) on share purchase warrants	**7.1**	(20.6)	**4.8**	(43.2)
Unrealized (gains) losses on concentrate contracts	**(2.3)**	0.5	**(0.7)**	1.0
Settlement payment of gold hedge contracts	**-**	(65.7)	**-**	(65.7)
Reclamation and closure costs paid	**(0.4)**	(0.6)	**(0.6)**	(1.0)
Loss (gain) on disposal of assets	**-**	0.7	**(0.3)**	1.2
Depreciation and depletion	**52.5**	44.5	**104.0**	82.3
Equity-settled share-based payment expense	**1.2**	2.1	**2.9**	4.2
Realized and unrealized losses on cash flow hedging items	**-**	(10.0)	**-**	(9.5)
Income tax expense	**0.8**	4.0	**8.1**	16.4
Finance income	**(0.2)**	(0.2)	**(0.5)**	(0.6)
Finance costs	**7.3**	11.4	**14.7**	22.9
	73.3	(2.1)	**163.5**	79.0
Change in non-cash operating working capital	**(12.6)**	(4.2)	**(21.3)**	(17.1)
Cash generated from operations	**60.7**	(6.3)	**142.2**	61.9
Income taxes paid	**(1.4)**	(16.2)	**(1.5)**	(25.9)
Net cash generated from (used by) operations	**59.3**	(22.5)	**140.7**	36.0
Investing activities				
Mining interests	**(60.3)**	(61.0)	**(116.9)**	(137.4)
Proceeds from the sale of assets	**-**	-	**0.3**	-
Interest received	**0.2**	0.2	**0.4**	0.4
Cash used in investing activities	**(60.1)**	(60.8)	**(116.2)**	(137.0)
Financing activities				
Issuance of common shares on exercise of options and warrants	**0.4**	0.7	**1.0**	4.4
Financing initiation costs	**-**	-	**-**	(0.3)
Interest paid	**(26.1)**	(26.3)	**(26.1)**	(26.3)
Cash used by financing activities	**(25.7)**	(25.6)	**(25.1)**	(22.2)
Effect of exchange rate changes on cash and cash equivalents	**2.4**	(1.0)	**0.2**	(2.1)
Change in cash and cash equivalents	**(24.1)**	(109.9)	**(0.4)**	(125.3)
Cash and cash equivalents, beginning of the period	**438.1**	672.4	**414.4**	687.8
Cash and cash equivalents, end of the period	**414.0**	562.5	**414.0**	562.5
Cash and cash equivalents are comprised of:				
Cash	**284.0**	267.5	**284.0**	267.5
Short-term money market instruments	**130.0**	295.0	**130.0**	295.0
	414.0	562.5	**414.0**	562.5